Contact

www.linkedin.com/in/cjgbest
(LinkedIn)
github.com/cjbest (Other)

Top Skills

Java
Software Development
Mobile Applications

Chris Best

Founder and CEO at Substack Inc
San Francisco, California, United States

Summary

Builder. Co-founder and CEO of Substack. Previously Co-founder and CTO of Kik.

Experience

Substack
6 years

Founder and CEO
May 2017 - Present (6 years)
San Francisco Bay Area

Substack's mission is to make it simple to start publications that make money from subscriptions. We offer a platform built specifically for subscription publishing and provide independent publishers with the support they need to build strong and sustainable businesses.

Founder at Substack
May 2017 - Present (6 years)

Kik Interactive, Inc.
Co-Founder and CTO
2009 - January 2017 (8 years)

Airline Intelligence Systems
Software Development Intern
September 2008 - December 2008 (4 months)

... and again from May-August 2009.

iAnywhere
Application Developer (co-op)
January 2008 - April 2008 (4 months)

Sandvine
Software Engineering - QA (co-op)
September 2006 - December 2006 (4 months)

Schaeffler Canada Inc.
Programmer Analyst (co-op)
January 2006 - April 2006 (4 months)

Education

Y Combinator
W18 · (2018 - 2018)

University of Waterloo
Bachelor of Applied Science, Systems Design Engineering · (2005 - 2010)